CAPITAL AUTO RECEIVABLES LLC

200 Renaissance Center

Detroit, Michigan 48265

January 4, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Julie Rizzo

Re:	Capital Auto Receivables LLC (the “Registrant”)

Registration Statement on Form S-3 (SEC File No. 333-171684) Originally

Filed January 13, 2011, and as Amended on December 6, 2011.

Ladies and Gentlemen:

The Registrant hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) to 5:00 p.m., Eastern time on January 6, 2012 or as soon as possible thereafter.

The Registrant hereby acknowledges its responsibilities under the Securities Act of 1933 and the Exchange Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In addition, with respect to the above-referenced Registration Statement, the Registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing, and the Registrant also acknowledges that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CAPITAL AUTO RECEIVABLES LLC

By:	/s/ Ryan C. Farris
Name:	Ryan C. Farris
Its:	Vice President